Ironstone Group Inc.

909 Montgomery Street

Third Floor

San Francisco, CA 94133

February 25, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Ladies and Gentlemen:

We attest to the following:

●	Ironstone Group Inc. (the company) is responsible for the adequacy and accuracy of the disclosure in the Form 8-K filing, dated January 6, 2104, and the amendment to the filing dated January 14, 2014;
●	We understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Ironstone Group Inc.

/s/ Elizabeth B. Hambrecht

Elizabeth B. Hambrecht